UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020.

Commission File Number 001-38755

Suzano S.A.

(Exact name of registrant as specified in its charter)

SUZANO INC.

(Translation of Registrant’s Name into English)

Av. Professor Magalhaes Neto, 1,752

10th Floor, Rooms 1010 and 1011

Salvador, Brazil 41 810-012

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report and exhibits are incorporated by reference in our registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission on January 24, 2020 (File Nos. 333-236083, 333-236083-01 and 333-236083-02), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

Table of Contents

Management’s Discussion and Analysis of Financial Condition and Results of Operations For the Six Months Ended June 30, 2020	Page 3

Recent Developments	Page 11

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the consolidated financial condition and operating results of Suzano S.A. (“Suzano” or the “Company”) should be read together with Suzano’s unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2020.

The following discussion contains forward-looking statements that involve risks and uncertainties. The actual results of Suzano may differ significantly from those discussed in the forward-looking statements for several reasons, including, without limitation, the risks described in “Forward-Looking Statements” and “Item 3D. Risk Factors” in Suzano’s 2019 Form 20-F for the year ended December 31, 2019, filed with the SEC on March 31, 2020 (SEC File No. 001-38755).

New Accounting Pronouncements and Changes in the Accounting Policies Adopted

Translation into currency presentation

Due to the merger of shares (incorporação de ações) with Fibria (which we refer to as “Merger”), the Company had several changes in the structure, activities and operations during 2019 that led management to conclude that they needed to reassess the functional currency of its subsidiaries whose functional currency was different from Brazilian Reais.

Those facts resulted in the corporate reorganization, and have impacted how management conducted the Company’s business in order to achieve the alignment between the cultures of the two previous companies, the unification of processes, operating, tax systems and strategies, through synergy gains arising from the business combination. In this process, some of Company’s wholly-owned subsidiaries were considered an extension of the activities of the parent company.

These circumstances collectively justify the change in the functional currency to Brazilian Real and they have occurred gradually during 2019, therefore it was not practicable to determine the date of the change at a precise point during the reporting period. Thus, the Company changed the functional currency of those wholly-owned subsidiaries as of January 1, 2020.

The cumulative translation adjustment (“CTA”) arising from the translation of a foreign operation previously recognized in other comprehensive income will not be reclassified from equity to profit or loss until the disposal of the operations. The total or partial disposal of interest in wholly-owned subsidiaries occurs through sale or dissolution, of all or part of operation.

Therefore, the financial statements of foreign subsidiaries whose functional currency was different from Brazilian Reais in 2019, were translated using the criteria established below:

(i)	assets and liabilities are translated at the exchange rate in effect at period-end;

(ii)	revenues and expenses are translated based on the monthly average rate;

(iii)	the cumulative effects of gains or losses upon translation are recognized as accumulated foreign currency translation adjustments component of other comprehensive income.

And as from January 1, 2020, the financial statements of foreign subsidiaries are translated using the following criteria:

(i)	monetary assets and liabilities are translated at the exchange rate in effect at period-end;

(ii)	non-monetary assets and liabilities are translated at the historical rate of the transaction;

(iii)	revenues and expenses are translated based on monthly average rate;

(iv)	the cumulative effects of gains or losses upon translation are recognized in the other comprehensive income period-end.

Business combination – IFRS 3

This pronouncement was amended and clarifies definition of a “business”. It has also permitted a simplified assessment of whether an acquired set of activities and assets is a group of assets rather than a business. The Company assessed the content of this pronouncement and did not identify any material impacts.

Presentation of financial statements – IAS 1 and Accounting policies, changes in accounting estimates and errors – IAS 8

This pronouncement was amended to clarify the definition of a “material” and how it should be applied by (i) including guidance within the definition that until now had been featured elsewhere in IFRS Standards; (ii) improving the explanations accompanying the definition; and (iii) ensuring that the definition of “material” is consistent across all IFRS Standards. The Company assessed the content of this pronouncement and did not identify any material impacts.

Conceptual framework for financial reporting

This pronouncement was amended to include certain new concepts, provide updated definitions and recognition criteria for assets and liabilities and to clarify certain important concepts. The main changes are set forth below:

(i)	the objective of financial reporting: describes the objective of general purpose financial reporting, the information needed to achieve that objective and who uses the financial reports. The term “stewardship” was reintroduced, in order to clarify its meaning and defining the information needed to assess management’s stewardship and separates this from the information that users need to assess the prospects of the entity’s future net cash flows. Both types of information are required to provide information that is useful for making decisions about providing resources to the entity, and therefore achieves the objective of financial reporting.

(ii)	qualitative characteristics of useful financial information: the concepts of prudence and substance over form were reintroduced. It has also defined the concept of measurement uncertainty in assessing the usefulness of financial information, since in some cases relevant information may have a high level of measurement uncertainty, which may reduce its usefulness. Slightly less relevant information with lower measurement uncertainty may be preferable in such cases.

(iii)	financial statements and the reporting entity: describes new concepts, which clarify the scope and objective of financial statements and also provide a description of the reporting entity.

(iv)	the elements of financial statements: the definitions of assets and liabilities were revised and the definitions of income and expenses were updated accordingly, as set forth below:

Previous definition	New definition
Asset: A resource controlled by the entity as a result of past events and from which future economic benefits are expected to flow to the entity.	Asset: A present economic resource controlled by the entity as a result of past events. An economic resource is a right that has the potential to produce economic benefits.

The new definition clarifies that an asset is an economic resource, and that the potential economic benefits no longer need to be “expected” to flow to the entity. Thus, they do not need to be certain or even likely, but if this is the case, the recognition and measurement of the asset may be affected.

Liability: A present obligation of the entity arising from past events, the settlement of which is expected to result in an outflow from the entity of resources embodying economic benefits.	Liability: A present obligation of the entity to transfer an economic resource as a result of past events.

The main difference is that the new definition clarifies that a liability is the obligation to transfer an economic resource, and not the ultimate outflow of economic benefits. The outflow also no longer needs to be ‘expected’, similar to the change in the definition of an asset, above. It was also introduced the concept of ‘no practical ability to avoid’ to the definition of an obligation, and factors used to assess this will depend on the nature of an entity’s duty or responsibility, which requires the use of judgement.

Income: increases in economic benefits during the accounting period in the form of inflows or enhancements of assets, or decreases of liabilities, that result in increases in equity, other than those relating to contributions from equity participants.	Income: Increases in assets, or decreases in liabilities, that result in increases in equity, other than those relating to contributions from holders of equity claims.

Expense: Decreases in economic benefits during the accounting period in the form of outflows or depletions of assets, or incurrences of liabilities, that result in decreases in equity, other than those relating to distributions to equity participants.	Expense: Decreases in assets, or increases in liabilities, that result in decreases in equity, other than those relating to distributions to holders of equity claims.

(v)	recognition and derecognition: the criteria for recognizing assets and liabilities in the financial statements were reviewed. The pronouncement states that recognition is only appropriate if it results in both relevant information about the element being recognized, and faithful representation of that element. On the other hand, derecognition should aim to faithfully represent those assets and liabilities retained after the transaction, if any, and any change in assets and liabilities as a result of the transaction that led to the derecognition.

(vi)	measurement: new guidance was introduced about measurement bases and provide factors to consider when selecting a measurement basis. Therefore, two categories of measurement basis were identified:

•	historical cost

•	current value: which comprises fair value, value in use of assets and fulfilment value for liabilities and current cost.

(vii)	Presentation and disclosure: the concepts were reviewed as to (i) how information should be presented and disclosed in financial statements (ii) classifying income and expenses in the statement of income and (iii) whether and when income and expenses included in other comprehensive income (“OCI”) should subsequently be recycled to statement of income. Additionally, it reinforces that statement of income is the primary source of information about the entity’s financial performance.

(viii)	concepts of capital and capital maintenance: describes the concepts of capital and capital maintenance and profit determination and adjustments for capital maintenance, the content of this item has not changed.

The Company assessed the content of this pronouncement and did not identify any material impacts.

Lease – IFRS 16

This pronouncement was changed as a result of benefits related to Covid-19 granted to lessee under lease agreements. The Company assessed the content of this pronouncement and did not identify any impacts, for the clauses of the current lease agreements remained unchanged.

New standards, revisions and interpretations not yet in force

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company’s unaudited consolidated condensed interim financial information.

Results of Operations – Six Months ended June 30, 2020 compared to six months ended June 30, 2019

The following discussion of Suzano’s results of operations is based on (i) Suzano’s audited consolidated financial statements as of December 31, 2019 and 2018 and for the three years ended December 31, 2019, which we refer to as Suzano’s “Audited Consolidated Financial Statements,” prepared in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by IASB, and (ii) our unaudited condensed consolidated interim financial information for the three- and six-month period ended June 30, 2020 presented in accordance with IAS 34 Interim Financial Reporting, as issued by IASB. References to increases or decreases in any year or period are made by comparison with the corresponding prior year or period, except as the context otherwise indicates.

Six-month period ended June 30, 2020 compared to six-month period ended June 30, 2019	For the six-month period ended June 30,
	2020	2020	2019
	US$ (3)	(in thousands of R$), except per share data
Net sales	2,734,928	14,976,466	12,364,081
Cost of sales	(1,754,692)	(9,608,693)	(9,947,012)
Gross profit	980,236	5,367,773	2,417,069

Operating income (expenses)
Selling	(193,943)	(1,062,034)	(898,284)
General and administrative	(118,800)	(650,551)	(608,796)
Income from associates and joint ventures	(539)	(2,952)	5,569
Other, net	38,787	212,402	152,315
Operating profit before net financial income (expenses)	705,741	3,864,638	1,067,873

Net financial income (expenses)
Financial expenses	(387,062)	(2,119,550)	(2,078,996)
Financial income	37,102	203,173	298,929
Derivative financial instruments	(1,978,655)	(10,835,114)	(379,507)
Monetary and exchange variations, net	(2,803,103)	(15,349,795)	302,496
Net income (loss) before taxes	(4,425,977)	(24,236,648)	(789,205)

Income taxes
Current	(10,560)	(57,829)	(191,578)
Deferred	1,611,194	8,822,898	451,499
Net income (loss) for the period	(2,825,343)	(15,471,579)	(529,284)

Result of the period attributed to the controlling shareholders	(2,826,814)	(15,479,631)	(526,255)
Result of the period attributed to non-controlling shareholders	1,470	8,052	(3,029)

Earnings (loss) per share
Basic (1)	(2.09514)	(11.47301)	(0.39004)
Diluted (2)	(2.09514)	(11.47301)	(0.39004)

(1) Basic earnings per share is calculated using the income attributable to controlling shareholders divided by the weighted average number of outstanding common shares.

(2) Diluted earnings per share is calculated based on the results attributable to the controlling shareholders divided by the weighted average number of outstanding common shares, subtracted from the potential dilutive effect generated by the conversion of all common shares.

Due to the loss recorded in the period, we do not consider the dilution effect in the calculation

(3) In thousands of US$, except per share data. For convenience purposes only, amounts in reais in the six months ended June 30, 2020 have been translated to U.S. dollars using a rate of R$5.4760 to US$1.00, the commercial selling rate for U.S. dollars at June 30, 2020 as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

Net sales revenue

Suzano’s net sales revenue increased 21.1%, or R$2,612.4 million, from R$12,364.1 million in the six months ended June 30, 2019 to R$14,976.5 million in the corresponding period in 2020, mainly due to (i) a 36% increase in total sales volume and (ii) depreciation of the average real against the U.S. dollar.

Suzano’s net sales revenue from pulp increased 27.9%, or R$2,807.1 million, from R$10,055.8 million in the six months ended June 30, 2019 to R$12,862.9 million in the corresponding period in 2020 mainly due to (i) a 43% increase in pulp sales volume and (ii) depreciation of the average real against the U.S. dollar. Suzano’s net sales revenue from pulp represented 85.9% of total net sales revenue in the six months ended June 30, 2020, compared to 81.3% in the corresponding period in 2019.

Suzano’s net sales revenue from pulp exports increased 33.6%, or R$3,049.7 million in 2020, from R$9,071.7 million in the six months ended June 30, 2019 to R$12,121.4 million in the corresponding period in 2020, mainly due to (i) a 48% increase in international pulp sales volume and (ii) depreciation of the average real against the U.S. dollar. Net revenues from pulp exports represented 94.2% of total net pulp revenues in the six months ended June 30, 2020.

Suzano’s average international net sales price of pulp in the six months ended June 30, 2020 decreased 29.0%, or US$196.0/ton, from US$666.0/ton in the six months ended June 30, 2019 to US$470.0/ton in the corresponding period in 2020, mainly due to (i) world’s condition of supply and demand and (ii) the change in pricing strategy in the beginning of the second semester of 2019. In the domestic market, Suzano’s average net pulp sales price decreased 22.8%, or R$556.9/ton, from R$2,447.6/ton in the six months ended June 30, 2019 to R$1,890.8/ton in the corresponding period in 2020.

Suzano’s net sales revenue from paper decreased 8.4%, or R$194.8 million, from R$2,308.3 million in the six months ended June 30, 2019 to R$2,113.5 million in the corresponding period in 2020. Net sales revenue from paper represented 18.7% of total net sales in the six months ended June 30, 2019, compared to 14.1% in the corresponding period in 2020. The decrease in net sales revenue from paper in the six months ended June 30, 2020 compared to the corresponding period in 2019 is largely due to a 12% drop in paper sales volumes related to the COVID-19 global scenario. Net revenues from paper exports represented 35.1% of total net revenues from paper in the six months ended June 30, 2020. Suzano’s net sales revenue from paper in the domestic market decreased 13.8%, or R$219.5 million, from R$1,591.9 million in the six months ended June 30, 2019 to R$1,372.4 million in the corresponding period in 2020, impacted mainly by a 16% drop in domestic paper sales volumes due to the COVID-19 global scenario.

The average international net paper sales price in 2020 decreased 15.0%, or US$147.9/ton, from US$981.0/ton in the six months ended June 30, 2019 to US$836.0/ton in the corresponding period in 2020. In the domestic market, the average net paper sales price increased 2.7%, or R$110.2/ton, from R$4,136.4/ton in the six months ended in June 30, 2019 to R$4,246.6/ton in the corresponding period in 2020.

Cost of sales

Suzano’s total cost of sales decreased 3.4%, or R$338.3 million, from R$9,947.0 million in the six months ended June 30, 2019 to R$9,608.7 million in the corresponding period in 2020, mainly due to an 88% drop in amortization of the fair value adjustment on the Merger with Fibria, related to the realization of the full inventory step-up in the amount of R$2,178.9 million in the six-month period ended in June, 30, 2019. Without considering this fact, Suzano increased the sales volume in 1.7 million ton compared to the corresponding period in 2019, which contributed to an increase in total cost of sales: (i) R$731.5 million with raw materials, materials and services and (ii) R$747.5 million with logistics costs.

Gross profit

Suzano’s gross profit increased 122.1%, or R$2,950.7 million, from R$2,417.1 million in the six months ended June 30, 2019 to R$5,367.8 million in the corresponding period in 2020. Suzano’s gross margin in the six months ended June 30, 2019 was 19.5% compared to 35.8% in the corresponding period in 2020. This increase is mainly due to the factors mentioned above.

Selling, general and administrative

Suzano’s, selling expenses increased 18%, or R$163.8 million, from R$898.3 million in the six months ended June 30, 2019 to R$1,062.0 million in the corresponding period in 2020. The main variation is due to the increase in logistics costs (R$136.8 million), which was impacted by the depreciation of the Brazilian Real and sales volume increase.

Suzano’s general and administrative expenses increased 6.9%, or R$41.8 million, from R$608.8 million in the six months ended June 30, 2019 to R$650.6 million in the corresponding period in 2020. The variation is due to COVID-19 extraordinary expenses related to donations (R$48.0 million) and extra operational expenses (R$26.2 million).

Other, net

Suzano’s other operating income (expenses), increased R$60.1 million, from an income of R$152.3 million in the six months ended June 30, 2019 to an income of R$212.4 million in the corresponding period in 2020. The fluctuation is mainly due to fair value adjustments of biological assets, which increased R$90.3 million.

Operating profit before net financial income (expenses)

Suzano’s operating profit before net financial income (expense) increased 261.9%, or R$2,796.8 million, from a profit of R$1,067.9 million in the six months ended June 30, 2019 to a profit of R$3,864.6 million in the corresponding period in 2020, due to sharp volume increase as well as more favorable exchange rate. Suzano’s operating margin in the six months ended June 30, 2019 was 8.6% compared to 25.8% in the corresponding period in 2020. This increase is mainly due to the factors mentioned above.

Net financial income (expenses)

Suzano’s net financial (expenses) increased 1,413.2% or R$26,244.2 million, from a net financial expense of R$1,857.1 million for the six months ended June 30, 2019 to a net financial expense of R$ 28,101.3 million in the corresponding period in 2020. This increase was largely due to (i) an increase in income (expenses) from derivative financial instruments of R$10,455.6 million and (ii) an increase in exchange rate variation of R$15,652.3 million for the six months ended June 30, 2020 compared to the same period of 2019.

Net income (loss) before taxes

Suzano’s net (loss) before taxes increased 2,971.0% or R$23,447.4 million, from a net loss of R$789.2 million in the six months ended June 30, 2019 to a net loss of R$24,236.6 million in the same period in 2020. This result was largely impacted by the factors mentioned above.

Income taxes

Suzano’s income taxes increased 3,272.2% or R$8,505.1 million, from an income tax gain of R$259.9 million in the six months ended June 30, 2019 compared to an income tax gain of R$8,765.1 million during the corresponding period in 2020. This increase was largely due to loss before taxes: (i) the fact that in the six months period ended June 30, 2019 the effective rate of income and social contribution tax expenses was 36,16% compared to 32,93% in the same period of 2019 and (ii) an increase of R$23,447.4 million on loss before taxes.

Net income (loss) for the year

Suzano’s net loss increased 2,823.1% or R$14,942.3 million, from net loss of R$529.3 million in the six months ended June 30, 2019 to a net loss of R$15,471.6 million during the corresponding period in 2020. This result was mainly due to an increase in exchange rate variation of R$15,652.3 million for the six months ended June 30, 2020 compared to the same period of 2019.

Indebtedness

As of June 30, 2020, Suzano’s total consolidated outstanding indebtedness (which includes current and non-current loans, financing and debentures) was R$80,628.6 million, of which R$5,546.1 million represented current indebtedness, of which R$5,536.3 million refers to current indebtedness from loans and financing and R$9.8 million refers to current indebtedness related to debentures and R$75,082.5 million represented non-current indebtedness, of which R$69,668.9 million refers to non-current indebtedness from loans and financing and R$5,413.5 million refers to non-current indebtedness related to debentures. Below is a description of Suzano’s consolidated financings and loans:

				Current	Non-current		Total
Type	Interest rate	Average annual interest rate - %	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
			(in thousands of R$)
In foreign currency
BNDES	UMBNDES	5.93	32,941	26,307	27,165	27,620	60,106	53,927
Bonds	Fixed	5.71	806,695	640,177	36,114,088	27,375,673	36,920,783	28,015,850
Export credits (ACC - pre-payment)	Libor/Fixed	1.52	2,735,141	1,994,868	24,141,791	15,431,478	26,876,932	17,426,346
Others			6,445	3,481			6,445	3,481
			3,581,222	2,664,833	60,283,044	42,834,771	63,864,266	45,499,604

In local currency
BNDES	TJLP	7.18	285,382	283,658	1,389,771	1,517,649	1,675,153	1,801,307
BNDES	TLP	9.72	19,036	18,404	431,800	441,233	450,836	459,637
BNDES	Fixed	5.06	33,272	39,325	62,313	77,333	95,585	116,658
BNDES	SELIC	5.50	85,538	78,458	1,076,966	718,017	1,162,504	796,475
FINAME	TJLP/Fixed	6.43	4,276	4,781	7,917	9,564	12,193	14,345
BNB	Fixed	6.73	35,300	37,815	139,361	156,904	174,661	194,719
CRA (“Agribusiness Receivables Certificates”)	CDI/IPCA	5.53	1,379,045	2,860,938	2,971,744	2,952,451	4,350,789	5,813,389
Export credit note	CDI	5.73	65,940	131,914	1,273,045	1,270,065	1,338,985	1,401,979
Rural producer certificate	CDI	8.62	3,955	5,840	273,440	273,303	277,395	279,143
Export credits (“Pre payment”)	Fixed	8.07	23,276	77,694	1,313,123	1,312,586	1,336,399	1,390,280
FCO (“Central West Fund”), FDCO (“Central West Development Fund”) and FINEP	Fixed	7.99	72,413	76,596	441,912	475,905	514,325	552,501
Others (revolving cost, working capital, FDI and fair value adjustment on business combination with Fibria)	Fixed	0.40	(52,342)	(62,302)	4,470	4,559	(47,872)	(57,743)
Debentures	CDI	6.27	9,810	9,997	5,413,548	5,412,035	5,423,358	5,422,032
			1,964,901	3,563,118	14,799,410	14,621,604	16,764,311	18,184,722
			5,546,123	6,227,951	75,082,454	57,456,375	80,628,577	63,684,326

Interest on financing			1,019,483	886,886		136,799	1,019,483	1,023,685
Non-current funding			4,526,640	5,341,065	75,082,454	57,319,576	79,609,094	62,660,641
			5,546,123	6,227,951	75,082,454	57,456,375	80,628,577	63,684,326

For further information, see Suzano’s unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2020.

RECENT DEVELOPMENTS

COVID 19

Since the beginning of the pandemic, Suzano has adopted and maintained preventive and mitigating measures intend to minimize, to the extent possible, the harmful effects of the pandemic of COVID-19, also known as the coronavirus. These measures have been implemented in compliance with the rules and policies established by national and international health authorities, and are based on the pillars of safety of people, society and our businesses.

With respect to the goal of people and society, Suzano has adopted a series of measures aimed at minimizing the exposure of its team and/or mitigating exposure risks in order to provide security to its employees and third parties involved in its operations. Such measures include:

•      Support to payroll costs of service providers’ for 90 days (from March to June 2020).

•      Donations of personal hygiene products produced by the Company (e.g. toilet paper, napkins and disposable diapers), cups and face shields to vulnerable areas.

•      Donations of over 200 respirators and approximately 1 million hospital masks to Federal and State Governments.

•      Partnerships to deliver 6,500 respirators.

•      Donation of over 270,000 liters of alcohol 70º.

•      Construction of a field hospital in the city of Teixeira de Freitas, Bahia, together with Veracel, which was handed over to the state government and opened in July 2020.

•      Lending of forklifts to move donations received by the Red Cross.

•      Support programs to small suppliers and customers, as well as indigenous, quilombola and other communities.

Regarding the protection of its business, Suzano has implemented a crisis management committee, while continuing with its regular operations. The World Health Organization (WHO) and several countries recognized the paper and pulp sector as a producer of essential goods, and therefore Suzano has taken measures to ensure, to the greatest extent possible, operational normality and full service to its customers. Such measures include increasing the level of wood and raw material inventories in the factories and advancing its inventories of finished goods product, bringing them closer to their customers to mitigate possible risks of disruption in the factories' supply chain and the sale of products. Suzano has also been continuously monitoring the evolution of credit risk and implementing measures to mitigate it, and so far, there has been no significant financial impact.

Due to quarantine and isolation measures adopted globally, as well as school and office closures and switch to remote work, the demand for printing and writing papers was reduced. In light of this, Suzano and several other paper producers around the world temporarily reduced its paper production volume by means of temporary stoppage at paper production lines. Suzano temporarily suspended the paper production lines of the Mucuri and Rio Verde units, having resumed the activities at the beginning of July 2020.

Finally, Suzano has increased efforts to maintain interaction with its main stakeholders, aimed at guaranteeing adequate transparency and flow of information in a timely manner in light of the social and economic conjuncture. The COVID-19 pandemic has had, and will likely continue to have, an impact on our business, financial condition, results of operations and prospects. Further information on measures and activities in the context of Covid-19 are available on Suzano’s Investor Relations website. We will continue to closely monitor and evaluate the nature and extent of the impact of COVID-19 on our operations, liquidity, financial condition, results of operations and prospects. We may also take further actions that alter our business operations, as may be required by local authorities, or that we determine are in the best interests of our employees, communities and clients.

Revolving Credit Facility

On August 20, 2020, Suzano, through its wholly-owned subsidiary Suzano Pulp and Paper Europe S.A., voluntarily prepaid the borrowing of US$500.0 million (equivalent to R$2,738.0 million as of June 30, 2020) previously withdrawn on April 1, 2020 at the cost of Libor + 1.30% p.a., related to a syndicated export prepayment revolving credit facility agreement entered into on February 20, 2019, with average term of 47 months and final maturity in February 2024. After the repayment, the US$500 million credit remains fully available as a source of additional liquidity for Suzano, if necessary.

Debt Tender Offer

On September 2, 2020, Fibria Overseas Finance Ltd. (“Fibria Overseas”), and Suzano Austria GmbH (“Suzano Austria”) wholly-owned subsidiaries of Suzano, commenced two concurrent and distinct offers to purchase for cash, respectively (i) any and all of the outstanding 5.250% Notes due 2024 (the “2024 Notes”) and the outstanding 4.000% Notes due 2025 (the “2025 Notes”), both issued by Fibria Overseas; and (ii) any and all of the outstanding 5.750% Notes due 2026 issued by Suzano Austria (the “2026 Notes” and, together with the 2024 Notes and the 2025 Notes, the “Tendered Notes”) (the “Tender Offers”). The Tender Offers will expire at 8:30 am (New York City time), on September 10, 2020, unless extended or earlier terminated. The Tender Offers settlement date is scheduled to be on September 15, 2020.

The Tender Offers are being made solely on the terms and subject to the conditions described in the offer to purchase, dated September 2, 2020, relating to the Tender Offers (the “Offer to Purchase”), and in the related notice of guaranteed delivery. The Tender Offers are being made solely pursuant to, and is governed by, the Offer to Purchase. This offering memorandum is not an offer to purchase the Tendered Notes and does not otherwise constitute a notice of redemption with respect thereto. Suzano cannot assure that the Tender Offers will be consummated in accordance with their terms, or at all, or that a significant principal amount of the Tendered Notes will be validly tendered.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2020

SUZANO S.A.

By:	/s/ Marcelo Feriozzi Bacci
	Name:	Marcelo Feriozzi Bacci
	Title:	Chief Financial Officer and Investor Relations Director